May 6, 2024

VIA EDGAR CORRESPONDENCE

Soo Im-Tang
Division of Investment Management, Disclosure Review Office
U.S. Securities and Exchange Commission (the “Commission”)
100 F Street, NE
Washington, DC  20549

Re: Response to Comments on POS AMI filing for the Allspring Master Trust (the “Registrant”)

Dear Ms. Im-Tang:

In response to your comments to the Registrant’s POS AMI filing made on March 4, 2024 (accession no. 0001087961-24-000006), please note the following responses:

Comments

1.
Comment:
You noted that the principal investment strategy for the Large Cap Value Portfolio states that the Portfolio may invest in equity securities of foreign issuers through ADRs and similar investments. You requested that we specify what is meant by “similar investments”.

Response:
Similar investments is intended to include other types of depositary receipts such as global depositary receipts and European depositary receipts. We will amend the disclosure accordingly.

 2.
Comment:
You noted that the principal investment risks for the Real Return Portfolio includes real estate securities risk but that such risk is not included in the section entitled “Description of Principal Investment Risks”. You requested that we correct this discrepancy.

Response:
We will add a description of real estate securities risk to the section entitled “Description of Principal Investment Risks”.

 3.
Comment:
You noted that the section entitled "Non-Fundamental Investment Policies” in the Registrant’s statement of additional information contains disclosure indicating that Portfolios subject to Rule 35d-1, including the Large Cap Value Portfolio, will provide shareholders with 60 days’ prior notice before changing the Portfolio’s investment policy concerning 80% of its net assets. You further noted that the principal investment strategy for the Large Cap Value Portfolio includes a policy with respect to 80% of its total assets, rather than its net assets. You requested that we correct this discrepancy.

Response:
This was a scrivener’s error in drafting the principal investment strategy for the Large Cap Value Portfolio. The Portfolio’s 80% investment policy was intended to refer to net assets rather than total assets and we will update the disclosure accordingly.

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We will incorporate the changes outlined above based on your comments in the next POS AMI filing we make for the Registrant, which we currently expect will occur on or around August 28, 2024.

Please feel free to call me at (857) 990-1101 if you have any questions or comments with respect to this matter.

Sincerely,

Maureen Towle
Senior Counsel
ALLSPRING FUNDS MANAGEMENT, LLC